Exhibit (a)(5)(vi)

News Release	CORPORATION

7140 Office Circle
P.O. Box 15600
Evansville, IN 47716-0600

Investor Contact:	Chad Monroe
Phone:	(812) 962-5041

Media Contact:	Eva Schmitz
Phone:	(812) 962-5011

FOR IMMEDIATE RELEASE

Accuride Announces Results of Conversion Offer

and Consent Solicitation for 7.5 Percent Senior Convertible Notes

EVANSVILLE, Ind. — November 24, 2010 — Accuride Corporation (OTCBB: ACUZD) today announced that its previously announced conversion offer for all of the Company’s outstanding 7.5 percent senior convertible notes due 2020 expired at 12:00 midnight, New York City time, on Tuesday, November 23, 2010.

As of the expiration of the conversion offer, the Company has been advised that $141,076,966 principal amount of convertible notes, constituting approximately 97.1 percent of the outstanding principal amount of the convertible notes, had been validly surrendered for conversion and not validly withdrawn.  The Company has accepted for conversion all convertible notes surrendered in the conversion offer.

Convertible notes accepted for conversion in the conversion offer will be converted at a conversion rate of 238.2119 shares of common stock per $1,000 principal amount of convertible notes, rounded down to the nearest whole number of shares, plus cash paid in lieu of fractional shares.  Upon settlement of the conversion offer, an aggregate of approximately 33,606,212 shares of the Company’s common stock will be issued to the surrendering noteholders and $141,076,966 million principal amount of the convertible notes will be cancelled.

The Company also received the requisite consents to approve the proposed amendments to the indenture governing the convertible notes, which will become effective upon settlement of the conversion offer.  The proposed amendments remove the conditions to the Company’s optional redemption of the convertible notes and permit the Company to redeem the convertible notes, at par value, at any time.  In addition, the proposed amendments eliminate substantially all of the restrictive covenants and events of default in the indenture.

The Company expects settlement of the conversion offer to occur on November 29, 2010.

-more-

The conversion offer was made pursuant to an offer to convert and consent solicitation/prospectus, a related letter of transmittal and other conversion offer documents, as amended and supplemented from time to time, each of which was filed with the Securities and Exchange Commission on a registration statement on Form S-4, which was declared effective on November 19, 2010, and a tender offer statement on Schedule TO.

Credit Suisse Securities (USA) LLC acted as lead dealer manager and solicitation agent and Nomura Securities International, Inc. acted as co-dealer manager and solicitation agent for the conversion offer and the consent solicitation.  American Stock Transfer & Trust Co. LLC acted as conversion agent for the conversion offer and MacKenzie Partners, Inc. acted as information agent for the conversion offer.  Questions regarding the conversion offer and the consent solicitation should be directed to Credit Suisse Securities (USA) LLC at (800) 820-1653 (toll-free) or (212) 538-2147 (collect) or Nomura Securities International, Inc. at (800) 635-2952 (toll-free) or (212) 667-2000 (collect).

Accuride Corporation is one of the largest and most diversified manufacturers and suppliers of commercial vehicle components in North America.  The Company’s products include commercial vehicle wheels, wheel-end components and assemblies, truck body and chassis parts, seating assemblies and other commercial vehicle components.  The Company’s products are marketed under its brand names, which include Accuride®, Gunite®, ImperialTM, Bostrom®, FabcoTM, BrillionTM, and Highway Original®.  For more information, visit the Company’s website at http://www.accuridecorp.com.

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